StorageApps Inc.
                               1001 Frontier Road
                             Bridgewater, NJ 08807
                                  908-243-8700


                                 July 25, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: StorageApps Inc.
    Withdrawal of Registration Statement on Form S-1
    File No. 333-49222

Ladies and Gentlemen:

     StorageApps Inc. (the "Company") requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the withdrawal of its Registration Statement on Form S-1 (File No. 333-49222) filed on November 3, 2000 and amended on November 27, 2000 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the S-1 Registration Statement was not declared effective by the Securities and Exchange Commission (the "Commission") and none of the Company's securities were sold pursuant to the S-1 Registration Statement.

     Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

     If you have any questions, please call Winthrop Conrad, Jr. or Alex Simpson of Davis Polk & Wardwell at 212-450-4000.

                                            Sincerely,

                                            STORAGEAPPS INC.


                                            By:  /s/ Howard A. Kwon
                                                 ------------------------------
                                                 Howard A. Kwon
                                                 Vice President, General Counsel
                                                 and Secretary



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